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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker

1(a) NAME OF ISSUER (Please type or print) DDR Corp.	(b) IRS IDENT. NO. 34-1723097	(c) S.E.C. FILE NO. 1-11690

1(d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
	3300 Enterprise Parkway	Beachwood	Ohio	44122	AREA CODE	NUMBER
					(216)	755-5500

2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Alexander Otto	(b) RELATIONSHIP TO ISSUER 10% stockholder	(c) ADDRESS Wandsbeker Str.	STREET 3-7	CITY Hamburg	STATE Gemany	ZIP CODE 22179

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3(a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock	Deutsche Bank Securities Inc. 60 Wall Street, New York, NY 10005		6,810,538	100,523,540.88*	270,440,178	03/29/2012*	New York Stock Exchange

INSTRUCTIONS:
1.	(a)	Name of issuer
	(b)	Issuer’s I.R.S. Identification Number
	(c)	Issuer’s S.E.C. file number, if any
	(d) (e)	Issuer’s address, including zip code Issuer’s telephone number, including area code

2	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold

(b)	Name and address of each broker through whom the securities are intended to be sold
(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e)

Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

Approximate date on which the securities are to be sold

(f)
(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE 1—SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	02/10/2010	Secondary Public Offering	DDR Corp.	6,810,538	02/10/2010	Cash

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II—SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
None	None	N/A	N/A	N/A

REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

March 29, 2012 DATE OF NOTICE	/s/ Alexander Otto (SIGNATURE)

March 29, 2012 DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1	The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

*	In accordance with the letter dated December 14, 1999 submitted by Robert W. Reeder and Alan L. Beller to Michael Hyatte of the staff of the Securities and Exchange Commission (the “Staff”) to which the Staff responded in an interpretative letter dated December 20, 1999 and the letter dated November 30, 2011 submitted by Robert T. Plesnarski and Glen A. Rae to Thomas Kim of the Staff to which the Staff responded in an interpretive letter dated December 1, 2011, this Form 144 is being filed in connection with the proposed sale of 6,810,538 shares of the common stock of DDR Corp. pursuant to a call option contract with Deutsche Bank AG, London Branch (“Deutsche Bank”) under which the maximum number of shares deliverable are 6,810,538 shares of the common stock of DDR Corp. The final pricing terms of the call option contract will be determined based upon the average sales price at which Deutsche Bank establishes its initial hedge of its equity price risk with respect to the call option contract.